Exhibit 99.B

Cause No. ____________

RED OAK PARTNERS, LLC, PINNACLE FUND, LLP, BEAR MARKET OPPORTUNITY FUND, L.P., and JEFFREY S. JONES, Derivatively on
Behalf of CLST HOLDINGS, INC.,

Plaintiffs,

vs.

ROBERT A. KAISER, TIMOTHY S. DURHAM, and DAVID TORNEK,

Defendants,

-and-

CLST HOLDINGS, INC., a Delaware corporation,

Nominal Defendant.,

§ § § § § § § § § § § § § § § § § § § §	IN THE DISTRICT COURT OF DALLAS, TEXAS ________ JUDICIAL DISTRICT
SHAREHOLDER DERIVATIVE PETITION BASED UPON SELF-DEALING, BREACH OF FIDCUIARY DUTY, WASTE OF CORPORATE ASSETS AND UNJUST ENRICHMENT

Plaintiffs, by their attorneys, submit this Petition based upon self-dealing and breach of fiduciary duty (the "Petition") against the defendants named herein.

DISCOVERY LEVEL

1.        Pursuant to Rule 190.1 of the Texas Rules of Civil Procedure, plaintiffs would show that discovery is intended to be conducted under Level 3 of this Rule due to the complexity of the case.

SUMMARY OF THE ACTION

2.         This is a shareholder derivative action brought by plaintiffs on behalf of CLST Holdings, Inc. ("CLST" or the "Company").  Plaintiffs own in excess of 25% of the Company.  Plaintiffs assert this action against certain of the Company's officers and/or directors, specifically defendants Robert A. Kaiser ("Kaiser"), Timothy S. Durham ("Durham") and David Tornek ("Tornek") (collectively, the "Individual Defendants").  This action arises out of a litany of self-dealing transactions that the Individual Defendants caused CLST to enter into for the Individual Defendants' own benefit, and at the expense of CLST and its shareholders, including causing CLST to:

(a)     sell off significant corporate operations at an unfair price while some Individual Defendants received millions in cash and other benefits;

(b)     acquire several assets, some of which were owned by defendant Durham, using tens of millions of dollars in Company cash that was obtained through the liquidation of CLST's operations, as well as significant amounts of CLST stock that substantially increased the Individual Defendant's control over the Company;

(c)     implement the 2008 Long Term Incentive Plan (the "2008 Director Incentive Plan")1 despite the Company's pending dissolution, and grant hundreds of thousands of shares of restricted stock to defendants Durham and Kaiser pursuant thereto; and

1 The incentive plan approved by the Board in 2008 is effectively a de facto "Directors" incentive plan.  Although the 2008 Director Incentive Plan permits various stock and stock option-based awards to the Company's employees, officers, consultants, and advisors, the Individual Defendants are the intended recipients.  CLST's public filings indicate the Company has approximately 2 employees, one of whom may be Kasier.  Similarly, without significant business operations, the Company should have little to no need for consultants or advisors.  Moreover, it appears that Individual Defendants are so far the only recipients under the plan.  Thus, the 2008 Director Incentive Plan is merely a vehicle by which the Individual Defendants have taken advantage of their positions on the Board of Directors (the "Board")  to line their pockets and increase their power hold on the Company.

(d)     initiate a poison pill in the form of a shareholders rights plan ("Rights Plan") that succeeded in averting a potential tender offer that was in the best interest of the Company and its shareholders.

3.         In pursuing these unlawful transactions, each of the Individual Defendants violated applicable law by directly breaching and/or aiding the other Individual Defendants' breaches of their fiduciary duties of loyalty, independence, due care, good faith, and fair dealing.

4.         Since March 28, 2007, CLST has been a holding company approved for dissolution by both its Board and its shareholders.  As such, the Company has very few assets, but substantial cash on hand.  Indeed, when CLST's shareholders approved a plan for liquidation and dissolution of the Company (the "2007 Dissolution Plan"), they understood that the proceeds from the subsequent sale of substantially all of the Company's assets would be distributed to the shareholders.  The 2007 Dissolution Plan was also endorsed by the Company's Board as being in the best interests of CLST and its shareholders considering the Company's financial issues.  By June 11, 2007, the Company completed the sale of all of its operations.  But rather than act in the Company's and its shareholders' best interests by protecting this cash reserve and providing for its distribution to shareholders, the Individual Defendants engaged in an elaborate scheme to line their own pockets.

5.         Shortly after the Company discontinued its operations, Durham led the Individual Defendants to pursue control of CLST's Board.  Durham and his hand-picked slate of nominees won the trust of CLST's shareholders by pledging to carry out the 2007 Dissolution Plan.  But this was merely a pretext.  The Individual Defendants revealed their true motive for control by approving a series of self-interested transactions and causing CLST to effectively abandon the 2007 Dissolution Plan without shareholder approval.

6.         Over the span of four months alone, CLST's Board, under the control of Durham and his personally-selected directors, caused CLST to enter into three purchase agreements for the acquisitions of certain receivables dated November 10, 2008, December 12, 2008, and February 13, 2009, respectively (collectively referred to as the "Purchase Agreements").  These Purchase Agreements were entered in derogation of Individual Defendant's fiduciary duties and the shareholder mandate to wind up the Company pursuant to the 2007 Dissolution Plan.  Moreover, the identities of the parties to the transactions, or lack thereof, demonstrate the self-dealing nature of the asset purchases.  Individual Defendants redacted the identity of the seller and lender from the first two of the Purchase Agreements.  As for the purchase agreement dated February 13, 2009, a majority of assets acquired through the transaction were purchased from defendant Durham and a company he owned and operated in part.

7.         On December 1, 2008, in further disregard of their pledge to execute CLST's 2007 Dissolution Plan, defendants Durham and Kaiser caused CLST to approve the 2008 Director Incentive Plan, which provided for the award of up to 20 million shares of CLST securities, and approve the grant of 300,000 shares of restricted stock to each of CLST's directors, including Durham and Kaiser.

8.         On February 3, 2009, as shareholders grew impatient with the Individual Defendants' improper management of the Company, Red Oak Partners, LLC ("Red Oak"), plaintiff and current owner of approximately 22% of CLST's outstanding shares through its three funds, announced that it intended to commence a tender offer for CLST (the "Proposed Tender Offer").  Red Oak hoped that it would be able to promote more accountable corporate governance at CLST and maximize shareholder value.  Despite the benefit that the Proposed Tender Offer would confer on CLST and its shareholders, the Individual Defendants immediately caused CLST to adopt a poison pill Rights Plan, which ultimately caused Red Oak to terminate its Proposed Tender Offer to the detriment of CLST, but to the benefit of the Individual Defendants.

9.         In pursuing these self-dealing transactions, which were at odds with the best interests of CLST and its shareholders, the Individual Defendants have breached their fiduciary duties of loyalty, independence, due care, good faith and fair dealing, and have aided and abetted such breaches by CLST's officers and directors.  Instead of attempting to preserve the Company's liquidated cash assets for the benefit of CLST and its shareholders, the Individual Defendants caused CLST to waste tens of millions of dollars to meet the Individual Defendants' personal objectives.  Likewise, at the CLST's expense, Individual Defendants have taken multiple unlawful steps to maintain—if not increase—their influence over the Company.

10.       The Individual Defendants dominate and control CLST's business and corporate affairs.  They have used and will continue to use their virtually unchecked power to engage in transactions inherently unfair for CLST, while they reap disproportionate benefits to the exclusion of the Company and its shareholders.

JURISDICTION AND VENUE

11.       This Court has jurisdiction over each defendant named herein because each defendant is an individual who has sufficient minimum contacts with Texas so as to render the exercise of jurisdiction by the Texas courts permissible under traditional notions of fair play and substantial justice.

12.       Venue is proper in this Court because a substantial portion of the transactions and wrongs complained of herein, including the defendants' primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to CLST occurred in this County.

PARTIES

13.       Plaintiff Red Oak manages Bear Market Opportunity Fund, L.P. and is general partner of Pinnacle Partners, LLC, which manages Pinnacle Fund, LLP.  Plaintiff Red Oak also manages Red Oak Fund which is, and was at times relevant hereto, an owner and holder of CLST stock, and currently holds 3,341,106 shares, or approximately 16.26%, of CLST's common stock.  Thus, Red Oak was at times relevant hereto, an owner and holder of CLST stock, and currently holds 4,561,554 shares, or approximately 22.19%, of CLST's common stock.

14.       Plaintiff Pinnacle Fund, LLP is, and was at times relevant hereto, an owner and holder of CLST stock, and currently holds 960,448 shares, or approximately 4.67% of CLST's common stock.

15.       Plaintiff Bear Market Opportunity Fund, L.P. is, and was at times relevant hereto, an owner and holder of CLST stock, and currently holds 260,000 shares, or approximately 1.27% of CLST's common stock.

16.       Plaintiff Jeffrey S. Jones is, and was at times relevant hereto, an owner and holder of 3,750 shares of CLST stock.

17.       Nominal defendant CLST was formed in 1993 under the name CellStar Corporation ("CellStar"), and operated in the wireless telecommunications industry.  On March 28, 2007, CellStar's shareholders approved the liquidation and dissolution of the Company, and shortly thereafter, CellStar sold substantially all of its assets in two separate transactions.  Meanwhile, CellStar changed its name to CLST Holdings, Inc. on April 3, 2007.  CLST is incorporated in Delaware and its headquarters are located in Dallas, Texas. Under Article 2.11(A) of the Texas Business Corporation Act, CLST may be served with process by and through its Chairman and CEO as follows:

CLST Holdings, Inc.
c/o Robert A. Kaiser, Chairman and CEO
17304 Preston Road
Dominion Plaza
Suite 420
Dallas, Texas 75252

SERVICE OF PROCESS VIA CERTIFIED MAIL IS HEREBY REQUESTED ON NOMINAL DEFENDANT.

18.       Defendant Kaiser is CLST's President, Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), Treasurer, Assistant Secretary,  and Chairman.  Kaiser may be served with process at 5016 Silver Lake Drive, Plano, Texas, 75093.

SERVICE OF PROCESS VIA CERTIFIED MAIL IS HEREBY REQUESTED ON THIS DEFENDANT.

19.       Defendant Durham is a CLST director and allegedly holds approximately 15% of CLST common stock.  This lawsuit arises out of business that Durham engaged in Texas.  In accordance with CPRC §17.044(b), the Texas Secretary of State is therefore the agent for service of process on defendant Durham.  Durham may be served with process in accordance with CPRC §17.045(a) by serving the Texas Secretary of State, Esperanza "Hope" Andrade, at 1019 Brazos Street, Austin, Texas.  The Secretary of State may serve defendant with process at his home:

Timothy S. Durham
14353 E. 113th Street
Fortville, Indiana 46040

SERVICE OF PROCESS VIA THE SECRETARY OF STATE IS HEREBY REQUESTED ON THIS DEFENDANT.

20.       Defendant Tornek is a CLST director.  This lawsuit arises out of business that Durham engaged in Texas.  In accordance with CPRC §17.044(b), the Texas Secretary of State is therefore the agent for service of process on defendant Tornek.  Tornek may be served with process in accordance with CPRC §17.045(a) by serving the Texas Secretary of State, Esperanza "Hope" Andrade, at 1019 Brazos Street, Austin, Texas.  The Secretary of State may serve defendant with process at his home:

David Tornek
3645 S. Dahlia Street
Englewood, Colorado, 80113

SERVICE OF PROCESS VIA THE SECRETARY OF STATE IS HEREBY REQUESTED ON THIS DEFENDANT.

DEFENDANTS' FIDUCIARY DUTIES

21.       By reason of their positions as officers, directors, and/or fiduciaries of CLST and because of their ability to control the business and corporate affairs of CLST, the Individual Defendants owed CLST and its shareholders fiduciary obligations of trust, loyalty, good faith, and due care, and were and are required to use their utmost ability to control and manage CLST in a fair, just, honest, and equitable manner.  The Individual Defendants were and are required to act in furtherance of the best interests of CLST and its shareholders so as to benefit all shareholders equally and not in furtherance of their personal interest or benefit.

22.       Each director and officer of the Company owes to CLST and its shareholders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Company and in the use and preservation of its property and assets, and the highest obligations of fair dealing.

23.       The Individual Defendants, because of their positions of control and authority as directors and/or officers of CLST, were able to and did, directly and/or indirectly, exercise control over the wrongful acts complained of herein.

24.       At all times relevant hereto, each of the Individual Defendants was the agent of each of the other Individual Defendants and of CLST, and was at all times acting within the course and scope of such agency.

25.       To discharge their duties, the officers and directors of CLST were required to exercise reasonable and prudent supervision over the management, policies, practices, and controls of the financial affairs of the Company.  By virtue of such duties, the officers and directors of CLST were required to, among other things:

(a)     refrain from acting upon material inside corporate information to benefit themselves;

(b)     conduct the affairs of the Company in an efficient, business-like manner so as to make it possible to provide the highest quality performance of its business, to avoid wasting the Company's assets, and to maximize the value of the Company's stock;

(c)     remain informed as to how CLST conducted its operations, and, upon receipt of notice or information of imprudent or unsound conditions or practices, make reasonable inquiry in connection therewith, and take steps to correct such conditions or practices and make such disclosures as necessary to comply with securities laws; and

(d)     ensure that the Company was operated in a diligent, honest, and prudent manner in compliance with all applicable laws, rules, and regulations.

26.       Each Individual Defendant, by virtue of his position as a director and/or officer, owed to the Company and to its shareholders the fiduciary duties of loyalty, good faith, and independence in the management and administration of the affairs of the Company, as well as in the use and preservation of its property and assets.  The conduct of the Individual Defendants complained of herein involves a knowing and culpable violation of their obligations as directors and officers of CLST, the absence of good faith on their part, and a reckless disregard for their duties to the Company and its shareholders that the Individual Defendants were aware or should have been aware posed a risk of serious injury to the Company.  The conduct of the Individual Defendants who were also officers and/or directors of the Company between March 1, 2006, and the present (the Relevant Period) have been ratified by the remaining Individual Defendants who collectively comprised all of CLST's Board during the Relevant Period.

27.       In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of CLST, are obligated under Delaware law to refrain from:

(a)     participating in any transaction where the directors' or officers' loyalties are divided;

(b)     participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)     unjustly enriching themselves at the expense or to the detriment of the public shareholders.

28.       Plaintiffs allege herein that defendants, separately and together, in connection with the asset purchases, knowingly or recklessly violated their fiduciary duties and aided and abetted such breaches, including their duties of loyalty, good faith, and independence owed to CLST and its shareholders.  The Individual Defendants stood on both sides of the transactions, engaged in self-dealing, obtained for themselves personal benefits, including personal financial benefits not shared equally by CLST and its shareholders, and avoided providing shareholders with all information regarding these transactions.  As a result of the Individual Defendants' self-dealing and divided loyalties, CLST did not pay fair value for the assets it acquired in the transactions.

29.       Because the Individual Defendants knowingly or recklessly breached their duties of loyalty, good faith, and independence in connection with the Purchase Agreements, the burden of proving the inherent or entire fairness of the Purchase Agreements, including all aspects of its negotiation, structure, price, and terms, is placed upon defendants as a matter of law.

30.       Likewise, defendant Durham stood on both sides of some or all of the asset purchases  made pursuant to the Purchase Agreements.  As a corporate fiduciary standing on both sides of corporate transactions, Durham has the burden of proving the inherent or entire fairness of such asset purchases, including all aspects of their negotiation, structure, price, and terms.  As part of inherent or entire fairness, Durham also owed a duty of candor, which prohibited the use of superior information or knowledge to mislead others in the performance of their own fiduciary obligations.

31.       Plaintiffs also allege herein that the defendants, when informed of Red Oak's intent to make the Proposed Tender Offer, had an obligation to determine whether the Proposed Tender Offer was in the best interests of the Company and its shareholders.  Moreover, because Individual Defendants chose to oppose the takeover, the potential for conflict places upon the Individual Defendants the burden of proving that:

(a)     Individual Defendants had not acted solely or primarily out of a desire to perpetuate themselves in office;

(b)     the threatened takeover posed a danger to corporate policy and effectiveness;

(c)     the defensive measures adopted were reasonable in relation to the threat posed; and

(d)     Individual Defendants satisfied the above prerequisites by acting in good faith at all times and making a reasonable and diligent investigation.

FINANCIAL ISSUES ULTIMATELY LED THE BOARD TO RECOMMEND THE COMPANY BE LIQUIDATED AND DISSOLVED

32.       Through 2005 and 2006, CellStar2 faced a series of financial and operating issues that ultimately caused the Company's Board to conclude that the liquidation and dissolution of the Company was in the best interests of CellStar's shareholders.  Among other things, accounting errors in certain of CellStar's accounts receivable and revenue sparked a chain of financial issues, including the restatement of its financial results for the fiscal years 2000 to 2003 and for the quarters ended February 29, 2005, May 31, 2005, and August 31, 2005.  In addition, CellStar experienced a tightening of credit by its vendors, which adversely affected the Company's liquidity and financial viability.  During this time, CellStar lost customers and had difficulty securing new customers, which strained the Company's financial resources and negatively impacted the Company's profitability and ability to obtain additional financing.  Unfortunately, CellStar's attempts to refinance its debt were largely unsuccessful.

33.       On January 22, 2007, "after evaluating various strategic alternatives and conducting an extensive review of [CellStar's] financial condition," CellStar's "board of directors unanimously approved and declared advisable the liquidation and dissolution of the Company … and determined that the Plan of Dissolution [was] in the best interests of CellStar and its stockholders."3

2  CLST did business as CellStar until March 28, 2007, when the Company's shareholders approved a proposal to amend CellStar's Certificate of Incorporation to change its corporate name to "CLST Holdings, Inc."

3  At this time, the Company's Board was comprised of defendant Kaiser and non-defendants Dale V. Kesler ("Kesler"), Jere W. Thompson ("Thompson"), John L. Jackson  ("Jackson") and Da Hsuan Feng ("Feng").

34.       Pursuant to the 2007 Dissolution Plan, the Board was to take all steps necessary to reduce the Company's operating expenses, wind-up the remaining operations of the Company, satisfy the Company's obligations, and distribute any available proceeds to CLST's shareholders.

35.       On February 20, 2007, CellStar filed a proxy statement on Form DEF14A ("CellStar's Proxy") with the U.S. Securities & Exchange Commission ("SEC"), inviting its shareholders to a special meeting to vote upon the following Board recommendations: (i) the liquidation and dissolution of CellStar as set forth in the 2007 Dissolution Plan; (ii) the sale of substantially all of the assets of CellStar's United States and Miami-based Latin American operations (the "U.S. Sale Agreement"); (iii) the sale of all the outstanding shares of stock of CellStar's Mexican subsidiaries (the "Mexico Sale Agreement"); and (iv) a proposal to amend CellStar's Certificate of Incorporation to change its corporate name to "CLST Holdings, Inc."  CellStar's Proxy explained that if CellStar "did not obtain stockholder approval of the Plan of Dissolution[, CellStar] would have to continue [its] business operations from a very difficult position …."  On March 28, 2007, CellStar's shareholders approved the 2007 Dissolution Plan, the U.S. and Mexico Sales Agreements and the change of the Company's corporate name to CLST Holdings, Inc.

36.       Within four months, however, defendants Durham and Kaiser took control of CLST's Board and began taking advantage of the Company's liquidated cash assets.  Within days of shareholder approval of the U.S. Sale Agreement, defendant Kaiser resigned as President and CEO of the Company, purportedly on the basis that the U.S. Sale Agreement required Kaiser's termination, and received a change in control payment in the amount of $3,620,000.  Defendant Kaiser remained Chairman of CLST's Board and, six months later, Kaiser was elected as President, CFO, Treasurer and Assistant Secretary.

EARLY SELF-DEALING IN THE SALE OF CLST'S U.S. ASSETS

37.      Baffling events and public statements indicate that Kaiser was able to pocket millions of dollars and take a de facto vacation in return for selling CLST's (then CellStar's) operations on the cheap.  Moreover, there are indications that other Individual Defendants may have profited from this transaction as well.

38.      According to the Company's Form 10-K dated March 12, 2008 ("2008 10-K"), Kaiser served as CLST's Senior Vice President and CFO from December 2001 until October 2, 2003.  He was then named the Company's President and Chief Operating Officer, which he served as until March 30, 2007.  Kaiser also served as a director and Chairman of CLST's Board between May 2, 2005 and April 17, 2007, when he resigned from the position.

39.      According to the 2008 10-K, Kaiser resigned as CEO and president of CLST on March 30, 2007, "in connection with the closing of the U.S. Sale."  The sale referred to in the 2008 10-K was a sale of substantially all of CellStar Corporation's United States operations ("U.S. Sale") before the company was renamed to CLST Holdings, Inc.   The purchaser in the U.S. Sale was 2601 Metropolis Corp., a wholly-owned subsidiary of Brightpoint, Inc.  Public documents indicate that Durham, via Obsidian Enterprises, Inc., FFC, and the Durham Najem Group—all which he organized, managed and/or controlled—had beneficial ownership of Brightpoint stock.

40.      The circumstances surrounding the sale indicate that Kaiser and/or Durham may have compromised CLST's best interests for their personal gain.  According to a July 2007 proxy statement filed by Durham and others, Brightpoint "directly paid" Kaiser "on behalf of" CLST a change in control payment of $3,620,000.  The proxy statement indicated that the payment was triggered by Kaiser's resignation, which was necessary to "avoid delaying" the U.S. Sale.  However, there are indications that Kaiser may not have been required to resign despite what was reported to shareholders.  For example, the agreement pursuant to which the U.S. Sale was made did not expressly call for Kaiser's resignation.

41.      Moreover, Kaiser's departure from the Company was short lived.  At the July 2007 annual meeting of CLST's shareholders, Kaiser was elected a Class I director, allegedly for a term of one year.  He was shortly thereafter appointed Chairman of CLST's Board.  On August 28, 2007, the Board authorized CLST to retain Kaiser as a consultant for $20,000 per month.  Less than a month later, on September 25, 2007, Kaiser was elected by CLST's Board to be the Company's President, Treasurer, CEO, and CFO.

42.      These events indicate that Kaiser may have been self-dealing, and that the entire fairness of the U.S. Sale is questionable.  But making things more complicated, Durham appears to have had significant connections to Brightpoint, including substantial interests in Brightpoint stock that he owned, controlled and/or had influence over.  But strangely, Durham was vocally opposed to the sale to Brightpoint, saying it undervalued CellStar (now CLST).  Commenting on the low value assigned to CellStar's U.S. operations, Durham reportedly said "[o]ur initial, first-blush reaction is, this is significantly lower than we thought it was worth."

THE INDIVIDUAL DEFENDANTS REPLACE A MAJORITY OF CLST'S DIRECTORS AND RISE TO POWER

43.      Even before of CLST's shareholders held a special meeting on March 28, 2007, defendant Durham had commenced several efforts to replace a majority of the Company's directors.  Ultimately, he succeeded in securing himself and his hand-picked nominees a seat on the Board.

44.      Around early March of 2006, defendant Durham expanded a group of CLST shareholders he organized and/or controlled.  As part of the expansion, defendant Tornek, Durham's long time friend, became of member of Durham's shareholder group.

45.      On April 13, 2007, Durham's attorney sent CLST's Board a letter demanding that the Board call an annual shareholders meeting for the purpose of filling all the authorized seats on the Board.  In the event the Board did not call an annual meeting, Durham also demanded that defendant Kaiser, in his capacity as Chairman of the Board, call a special meeting of shareholders.  The letter also demanded that the Board give Durham the opportunity to propose persons for nomination by the Board to stand for election.  Durham contended that the failure to call an annual shareholder meeting or a special meeting of shareholders was intended to entrench management.  The following day, defendant Kaiser called a special meeting.  Kaiser withdrew his call for the special meeting when the Board agreed to hold an annual meeting by the end of June 2007.

46.      On April 26, 2007, Durham expressed his desire that he have a seat on the new Board.

47.      Throughout May 2007, CLST's directors discussed the Company's management and the makeup of the Board with several of CLST's shareholders.  A common theme throughout these discussions was that CLST's shareholders wanted the Board to: (i) follow the 2007 Dissolution Plan approved by CLST's shareholders; and (ii) distribute the proceeds from the asset sales as promptly as possible.

48.      On May 25, 2007, despite the fact that the Board had already agreed to hold an annual shareholders meeting, Durham filed a petition in Delaware Chancery Court seeking, among other things, to compel CLST to hold an annual meeting.  In his complaint, Durham recognized that the Company held $60 million in cash and was "preparing to dissolve and wind up its affairs."  Durham also expressed the importance "that a stockholders' meeting to elect directors be held promptly to assure the Board of Directors that oversees the liquidation process is representative of the majority of the Company's stockholders."

49.      In June 2007, the Nominating Committee of the Board contacted Durham to see if he was interested in being nominated by the Board for election as a director.  Durham, however, would only accept the nomination if he was allowed to designate a majority of the persons to be nominated for election to the Board.  The Company did not agree to Durham's condition.

50.      On June 20, 2007, Durham sent CLST notice that he was nominating himself, Kaiser, and Manoj Rajegowda ("Rajegowda") (collectively, the "Durham Nominees") to serve as directors of the Company.

51.      On July 10, 2007, the SEC sent a letter to Annie LeBlanc at Jackson Walker LLP regarding a proxy to be filed by the Durham Nominees.  In the letter, the SEC stated:

In your response letter, tell us why Patrick J. O'Donnell, Henri B. Najem, Anthony P. Schlichte, David Tornek, Neil E. Lucas, Terry G. Whitesell and Jonathon B. Swain are not participants in this solicitation within the meaning of Instruction 3 to Items 4 and 5 of Schedule 14A. In this regard, these Reporting Persons (as defined in their Schedule 13D filings) met with representatives of the Company and had other contacts with it regarding the matters that are the subject of this solicitation. In addition, they are party to a Joint Filing Agreement with Mr. Durham and have filed as a group on their Schedules 13D and amendments.

52.      In connection with the proxy contest, the Durham Nominees filed a proxy statement, dated July 12, 2007, which argued that they should be elected because CLST's Board "should consist entirely of persons … having a significant investment in the Company," as opposed to the Company's current management whose ownership of CLST stock is less significant.  In addition, the Individual Defendants claimed that "[i]f elected, [they] intend to follow the plan of liquidation approved by the stockholders but expect to review both the manner in which the current Board of Directors has conducted the business of the company and also the implementation of the plan, to determine the most effective way to maximize stockholder value."

53.      On July 31, 2007, during the annual shareholders meeting, the Durham Nominees were elected as the Company's directors, each receiving approximately 56% of the votes cast.

54.      Despite the circumstances surrounding how the Durham Nominees became CLST directors, CLST has not held an annual shareholder meeting since the Durham Nominees were elected on July 31, 2007.  Once Durham and Kaiser's positions on CLST's Board were secured, they refused to implement the shareholder approved 2007 Dissolution Plan, and, instead, began engaging in a series of self-dealing transactions at the expense of CLST and its shareholders.  Indeed, less than one month after Durham and Kaiser were elected, they approved the retention of Kaiser as a consultant to CLST for the sum of $20,000 a month.

55.      On March 12, 2008, CLST filed its delinquent Form 10-K for the fiscal year 2007 with the SEC, which disclosed that CLST now has "no revenue generating operations" and the stock is "thinly traded" as a result of the Company's discontinued operations.  Nevertheless, rather than discharging the Company's liabilities and distributing the Company's remaining liquidated assets to its shareholders pursuant to the 2007 Dissolution Plan, the Board disclosed that they were "considering not implementing the Company's plan of liquidation and dissolution," and were "giving careful consideration to the strategic alternatives available to the Company."

56.      On January 16, 2009, CLST's Board voted to increase its membership from three members to four.  According to the Company's Form 8-K filed January 23, 2009, CLST's Board appointed defendant Tornek as a Class III director to hold office for the remaining term of Class III directors "until the annual meeting of stockholders in 2010 and until his successor is duly elected and qualified."

57.      It seems CLST's Board did not look far for a person to fill the vacancy it created.  Tornek is a friend and business partner of Durham.  Defendants Durham and Tornek are business partners and co-proprietors of Touch Restaurant, located in South Beach, Florida.  Moreover, Durham and Tornek have served together since December 2008 as members of the Board of National Lampoon, Inc. ("National Lampoon").  Durham is also acting as interim president and CEO of National Lampoon while the SEC investigates certain matters related to National Lampoon.  Coincidentally, Durham helped Dan Laikin, the former CEO of National Lampoon, take control of the company via a voting agreement.  Dan Laikin had to resign following his criminal indictment relating to the alleged manipulation of National Lampoon's stock.

58.      Despite their public statements regarding the importance that shareholders be properly represented and the 2007 Dissolution Plan be carried out, the Individual Defendants have failed to live up to their own standards.  They have not held an annual meeting since they took over CLST, depriving CLST's shareholders of their right to elect the directors of the Company.  Moreover, the Individual Defendants have engaged in a series of self-dealing transactions, enriching and entrenching themselves at the Company's expense.

THE INDIVIDUAL DEFENDANTS' SELF DEALING

59.      Over the course of approximately three months, and in direct contrast to the shareholder approved 2007 Dissolution Plan, the Individual Defendants caused CLST to: (i) expend tens of millions of dollars acquiring certain receivables and installment sales contracts; (ii) adopt a long term incentive plan for the benefit of officers/and directors only, and that was not approved by shareholders; and (iii) implement a poison pill Rights Plan for themselves that was designed to deter any acquisition of the Company on terms not approved by the Individual Defendants.

The First Asset Purchase Agreement

60.      On November 10, 2008, defendants Durham and Kaiser caused CLST to enter into a purchase agreement with an unidentified4 "third party" to acquire all the outstanding equity interests of FCC Investment Trust I ("Trust I") for approximately $41 million ("Purchase Agreement I").5  The portfolio of home improvement consumer receivables acquired pursuant to Purchase Agreement I consisted of approximately 6,000 accounts with an average outstanding balance of approximately $6,900 and an aggregate balance of approximately $41.5 million.  The weighted average interest rate of the portfolio on the receivables' cut-off date of October 31, 2008 was 14.4%.  While Durham and Kaiser caused CLST to disclose these ballpark averages, they failed to cause CLST to disclose any information specific to any of the receivables, including the age of the outstanding receivables.

61.      The $41 million in consideration for Purchase Agreement I consisted of a cash payment of $6.1 million and a term loan of approximately $34.9 million from an unidentified entity.  The term loan, which matures on November 10, 2013, bears an interest rate of 5.0% over the LIBOR Rate.  In addition, Trust I is required to pay a servicer a monthly servicing fee equal to 1.5% of the then aggregate outstanding principal balance of the receivables.

62.      CLST filed a Form 8-K on November 17, 2008, disclosing Purchase Agreement I and the related credit agreement ("Credit Agreement").  In Purchase Agreement I, a notice provision requires certain notices to purchases be sent to John Head with an email address at fairfinance.com, but the notice provision to the sellers is redacted:

4  The Company disclosed the November 10, 2008 Purchase Agreement to its shareholders on its Form 8-K filed with the SEC on November 17, 2008, but the Company requested that the identities of both the seller and lender be redacted as confidential.

5  Purchase Agreement I was entered into by CLST Asset I, LLC, a wholly owned subsidiary of CLST Financo, Inc. ("CLST Financo"), a direct and wholly owned subsidiary of CLST.

SECTION 9.03.      Notices .  All notices and other communications required and permitted to be given hereunder shall be in writing and shall be delivered by hand, sent by facsimile, electronic mail or sent, postage prepaid, by registered, certified or express mail or overnight courier service and shall be deemed given when received, as follows:

(a)  if to the Purchaser,

815 East Market Street
Akron, Ohio 44305
Fax No.: (330) 376-2527
Attention: John Head
Email: johnh@fairfinance.com

with a mandatory copy to:

Jackson Walker L.L.P.
901 Main Street, Suite 6000
Dallas, Texas 75202
Fax No.: (214) 661-6697
Attention: Jeffrey M. Sone
Email: jsone@jw.com

(b)  if to the Seller,

*****

63.       In the Credit Agreement, multiple references are made to Fair Finance Company ("FFC"), abbreviated in the contract to just "Fair."  These references indicate that FFC was either to be a servicer or back up servicer of the loan used to fund the asset purchase pursuant to Purchase Agreement I.  For example, one provision states: "With respect to the initial Servicer, the written credit policies and procedures manual of FCC Finance, LLC set forth on Schedule V … or, with respect to the Backup Servicer or any successor Servicer, the customary collection policies and procedures of such successor Servicer (including Fair in such capacity)."

64.       Another provision in the Credit Agreement states: "A condition that is satisfied if no "default", "event of default", or analogous event exists with respect to Fair as borrower or servicer under any credit facility to which ***** or any of its Affiliates is a party and no Change of Control of Fair has occurred."

65.       Similarly, the Credit Agreement provides:

" Change of Control ":  Any of the following:

***

(b)     any change in the management of the Borrower, or, if Fair is the Servicer, Fair (including by resignation, termination, disability or death) the result of which is that either John Head or Rick Snow is no longer under the employ of Fair or fails to provide active and material participation in the activities of Fair (including, but not limited to, general management, underwriting and the credit approval process and credit monitoring activities), for a period of three consecutive calendar months, and in such event, a reputable, experienced individual(s), reasonably satisfactory to the Administrative Agent, has not been appointed to fulfill the duties of the departing executive within 60 days after the end of such three-month period.

The Second Purchase Agreement

66.       On December 12, 2008, defendants Durham and Kaiser caused CLST to form CLST Asset Trust II ("Trust II"),6 through which CLST entered into another purchase agreement with unidentified7 "third parties" to "acquire from time to time certain receivables, installment sales contracts and related assets" ("Purchase Agreement II").  Pursuant Purchase Agreement II, Trust II committed to purchase certain receivables of at least $2 million.  Defendants Durham and Kaiser, however, caused CLST to disclose little to no information concerning the balance, interest rate, or age of any of the receivables available to be purchased pursuant to Purchase Agreement II.

6  Trust II is wholly owned by CLST Asset II, LLC, a wholly owned subsidiary of CLST Financo.

7  The Company disclosed the December 12, 2008 Purchase Agreement to its shareholders on its Form 8-K filed with the SEC on December 19, 2008, but the Company requested that the identities of both the seller and lender be redacted as confidential.

67.      Pursuant to Purchase Agreement II, Trust II also became a co-borrower of an unidentified lender's revolving credit facility (the "Revolver") that permits borrowing of up to an aggregate amount of $50 million, of which at least $15 million could be utilized by Trust II to purchase additional receivables.  Pursuant to the Revolver, however, Trust II is guaranteed to incur exorbitant fees regardless of whether it borrows against the Revolver or not.  The Revolver matures on September 28, 2010, and bears an annual interest rate of 4.5% over the LIBOR Rate.  In addition, Trust II is required to pay a fee to other "co-borrowers" of the Revolver equal to an annual rate of 0.5% for loans to Trust II that are equal to or below $10 million and an annual rate of 1.5% for loans to Trust II that are in excess of $10 million.  Trust II must also pay a commitment fee to the lender equal to an annual rate of 0.25% of the unused portion of the maximum committed amount.  In addition, Trust II is required to pay a servicer a monthly servicing fee equal to 0.5% of the then aggregate outstanding principal balance of the receivables.

The Third Purchase Agreement

68.      On February 13, 2009, the Individual Defendants caused CLST to form CLST Asset III, LLC8 ("Subsidiary"), through which CLST entered into another purchase agreement to purchase certain receivables, installment sales contracts and related assets for total consideration of $3,594,354 ("Purchase Agreement III").9  This time, the Individual Defendants disclosed that the sellers were FFC, defendant Durham, CEO and director of FFC, and James F. Cochran ("Cochran"), Chairman and director of FFC.  Durham is also the Chairman of Fair Holdings, Inc. ("Fair"), of which FFC is a wholly owned subsidiary.  Tellingly, defendant Durham and Cochran own all of the outstanding equity of FFC.  Pursuant to Purchase Agreement III, FFC agreed to use its efforts to add Subsidiary or one of its affiliates as a co-borrower to one of FFC's existing lines of credit with access to at least $15 million of credit for CLST's own purposes.

8  CLST Asset III, LLC is a wholly owned subsidiary of CLST Financo.

9  The $3,594,354 in consideration for Purchase Agreement III consisted of cash, stock and promissory notes, as described in more detail herein.

69.      The receivables acquired pursuant to Purchase Agreement III exist in one of two portfolios: (i) Portfolio A; and (ii) Portfolio B.   The portfolios collectively consist of approximately 3,000 accounts with an aggregate outstanding balance of approximately $3,709,500.  The average outstanding balance per account is approximately $1,015 for Portfolio A and $5,740 for Portfolio B.  The weighted average interest rate of the portfolios on February 13, 2009, exceeded 18%.  While CLST disclosed this general information concerning the receivables purchased pursuant to Purchase Agreement III, the Individual Defendants failed to cause CLST to disclose any information specific to any of the receivables, including the age of the outstanding receivables.

70.      The $3,594,354 in consideration for Purchase Agreement III consisted of: (i) cash in the amount of $1,797,178, of which $1,417,737 was paid to FFC, $325,440 was paid to Durham, and $54,000 was paid to Cochran; (ii) 2,496,077 newly issued shares of CLST common stock, of which 1,969,077 shares were issued to FFC, 452,000 shares were issued to Durham, and 75,000 shares were issued to Cochran; and (iii) six promissory notes in an aggregate original stated principal amount of $898,588,10 of which two promissory notes in an aggregate original principal amount of $708,868 were issued to FFC, two promissory notes in an aggregate original principal amount of $162,720 were issued to Durham, and two promissory notes in an aggregate original principal amount of $27,000 were issued to Cochran.

10  The promissory notes relating to Portfolio A are payable in 11 quarterly installments, each consisting of equal principal payments, plus all interest accrued through such payment date at a rate of 4.0% plus the LIBOR Rate.  The promissory notes relating to Portfolio B are payable in 21 quarterly installments, each consisting of equal principal payments, plus all interest accrued through such payment date at a rate of 4.0% plus the LIBOR Rate.

71.      Before CLST entered into Purchase Agreement III, the Company had approximately 20,553,205 shares of common stock outstanding, of which Durham owned or beneficially owned 1,053,394 shares, or approximately 5%.  As a result of transaction pursuant to Purchase Agreement III, Durham currently owns, controls or influences 3,474,471 shares of CLST's stock, amounting to approximately 15% ownership of the Company.  This is an ownership increase of 10%, reflecting a substantial extension of Durham's control over CLST as he seeks to further entrench himself as a Company director.

The Purchase Agreements Were Self-Dealing

72.       By reason of their positions with CLST, the Individual Defendants were in possession of non-public information concerning the financial condition and prospects of CLST and the assets recently acquired by CLST pursuant to the Purchase Agreements, including the true value and expected increased future value of the assets, and the identify of the seller redacted in Purchase Agreements I and II.  Such information has not been disclosed to CLST's public stockholders.  Moreover, despite their duty to act in the best interests of CLST and its shareholders, the Indiviudal Defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of CLST's public shareholders.

73.       The asset purchases pursuant to the Purchase Agreements were wrongful, unfair, and harmful to CLST, and represent an effort by Individual Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of CLST.  Specifically, defendants are attempting to sell to CLST assets on terms that do not accurately value assets; and defendants have failed to disclose material information concerning the asset purchases.  Accordingly, the Purchase Agreements were done to benefit the Individual Defendants without consideration to the best interests of CLST.

74.       In light of the foregoing, the Individual Defendants must, as their fiduciary duties and obligations require:

(a)     withdraw their consent to the sale of the asset purchases made pursuant to the Purchase Agreements and cause the Purchase Agreements to be rescinded;

(b)     act independently so that CLST's interests will be protected;

(c)     adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligations to CLST or, if such conflicts exist, to ensure that all conflicts be resolved in CLST's best interests; and

(d)     preserve CLST's cash assets and implement the shareholder approved 2007 Dissolution Plan so as to promote the best interests of CLST and its shareholders.

75.       The Individual Defendants have also approved the Purchase Agreements so that they transfer CLST cash and stock to themselves, so that they become enriched and more entrenched, while CLST is forced to assume debt to purchase risky debt-based assets that may ultimately have no meaningful value despite the existence of the 2007 Dissolution Plan.

The Long Term Incentive Plan

76.      On December 1, 2008, defendants Durham and Kaiser approved the 2008 Director Incentive Plan, pursuant to which up to 20 million shares of restricted stock, stock options and other stock-based awards could be granted to CLST's employees, officers, directors, consultants, and advisors.  The Board did not request shareholder approval of the Incentive Plan.  Also on December 1, 2008, the Board approved the grant of 300,000 shares of restricted stock to each of its directors, including defendants Durham and Kaiser.  Of each of the restricted stock grants, 100,000 shares vested immediately on December 1, 2008, and the remaining 200,000 of the shares vest in two equal annual installments on each anniversary of the date of the grant. Under the 2008 Director Incentive Plan, up to 20 million shares of common stock could be issued as restricted stock, stock options, and/or other forms of stock option-based awards to the Company's employees, officers, directors, consultants, and advisors.  CLST reported in its 10-Q for third quarter of 2008 that the Company had 20,553,205 shares of common stock outstanding.  Company filings indicate that CLST had approximately two employees at the time.

CLST Retained Attorney Who Has Personally Represented Durham

77.      The Individual Defendants' conflicted interests are further questioned by their decision to retain Jeffrey M. Sone ("Sone"), from Jackson Walker LLP ("Jackson Walker"), as counsel for CLST.11   Rather than retaining independent counsel to represent the best interests of CLST, certain of the Individual Defendants caused CLST to retain Sone, an attorney who has previously represented defendant Durham on a number of occasions.12  Indeed, Sone's relationship with CLST was not always amicable.  In 2007, Sone contacted CLST numerous times on behalf of Sone's client, defendant Durham, in connection with Durham's fight to replace the incumbent Board.   On May 18, 2007, Sone wrote the former Chairman of the Board a letter on behalf of the Durham, expressing Durham's dissatisfaction with the Board.  Subsequent to the Durham Nominees' rise to power, however, the Individual Defendants caused Sone to be intimately involved in several of CLST's transactions, including, without limitation, Purchase Agreement I,13 Purchase Agreement II,14 and the Rights Plan.15  Tellingly, as explained in more detail herein, these transactions appear to benefit the Individual Defendants, especially defendant Durham, at the expense of CLST and its shareholders.

11  Jackson Walker is listed as CLST's legal counsel on the contacts page of CLST's website, available at http://www.clstholdings.com/contacts.asp (last visited March 1, 2009).

12  Sone's relationship with Durham dates back to at least 2001, when Durham served as CEO of Danzer Corp.

The Individual Defendants Use Rights Plan to Maintain and Entrench Their Control of CLST

78.      On February 3, 2009, Red Oak, one of CLST's significant shareholders disappointed with the Individual Defendants' management of the Company and follow through on the 2007 Dissolution Plan, announced that it intended to commence a tender offer for up to 70% of CLST's outstanding shares.  Pursuant to the Proposed Tender Offer, Red Oak would purchase CLST shares at $.25 per share, representing a premium of approximately 72% over the prior day's closing price.  On February 5, 2009 – two days after Red Oak announced the Proposed Tender Offer, the Individual Defendants approved a shareholder Rights Plan, which was intended to act as a deterrent to any person or group acquiring 4.9% or more of CLST common stock without the Individual Defendants' approval.  Specifically, if the Rights Plan is triggered by certain conditions, it provides that a dividend of one preferred share purchase right for each outstanding share of common stock of CLST be payable to CLST shareholders of record as of February 16, 2009.   On February 9, 2009, in light of the Rights Plan, Red Oak terminated its Proposed Tender Offer.

13  Sone from Jackson Walker is referenced as CLST's counsel within CLST's 8-K, filed November 17, 2008, concerning Purchase Agreement I, as well as within the Credit Agreement attached as Exhibit 10.2 thereto.

14  Jackson Walker is also referenced within the revolving credit agreement, attached as Exhibit 10.2 to CLST's Form 8-K, filed December 19, 2008, concerning Purchase Agreement II.

15  Sone from Jackson Walker is referenced as CLST's counsel within CLST's 8-A12G, filed February 13, 2009, concerning the Rights Plan as well as within the rights agreement attached as Exhibit 4.1 thereto.

DAMAGES TO CLST CAUSED BY THE INDIVIDUAL DEFENDANTS

79.      As a result of Individual Defendants' conduct, CLST was denied the fair process and arm's-length negotiated terms to which it is entitled in an asset purchase by the Company.  The consideration paid by CLST in the Purchase Agreements did not reflect the true inherent value of the assets.

80.      Likewise, CLST may have been deprived of fair process and a fair price as a result of the Individual Defendant's involvement with the U.S. Sale.  The Company may have been deprived millions of dollars while defendants stuffed their bank accounts.

81.      Individual Defendants have also damaged CLST by approving and implementing the 2008 Director Incentive Plan.  The 2008 Director Incentive Plan is excessive, gives CLST little in return, and is clearly for the sole benefit of the Individual Defendants.  Despite the fact that the Company is supposed to be in the process of liquidating and dissolving, the Individual Defendants have granted themselves 300,000 shares of stock, 200,000 of which vesting over the next two years.  The Individual Defendants have not even disclosed whether continued employment with the Company is required for the shares to vest.  Moreover, 20 million shares may be issued under the 2008 Director Incentive Plan, which is nearly double the 20,553,205 shares of common stock existing at the time the plan was approved.  Yet, no shareholder approval was sought for the plan.  Defendants have already granted themselves 300,000 shares of stock pursuant to the plan.

82.      By bringing meritless claims against Red Oak and others to maintain their control over CLST, the Individual Defendants have caused the Company to incur unnecessary expenses.

83.      Additionally, the Individual Defendants are using the Purchase Agreements, the 2008 Director Incentive Plan, the Rights Plan, and litigation tactics to maintain their control over CLST so that they may continue to enrich themselves at the CLST's expense, such as through more unfair asset purchases in the future.

DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS

84.      Plaintiffs bring this action derivatively in the right and for the benefit of CLST to redress injuries suffered, and to be suffered, by CLST as a direct result of breaches of fiduciary duty, and unjust enrichment, as well as the aiding and abetting thereof, by the Individual Defendants.  CLST is named as a nominal defendant solely in a derivative capacity.  This is not a collusive action to confer jurisdiction on this Court that it would not otherwise have.

85.      Plaintiffs will adequately and fairly represent the interests of CLST in enforcing and prosecuting its rights.

86.      Plaintiffs are and were owners of the stock of CLST during times relevant to the Individual Defendants' wrongful course of conduct alleged herein, and remain shareholders of the Company.

87.      CLST's current Board consists of the following four individuals: defendants Kaiser, Durham, and Tornek and Rajegowda.

A Majority of the Board Faces a Substantial Likelihood of Liability

88.      Defendants Kaiser, Durham and Tornek face a substantial likelihood of liability arising from their breaches of fiduciary duty for causing CLST to enter into the Purchase Agreements.16  Defendants Kaiser, Durham, and Tornek had actual or constructive knowledge that the Purchase Agreements were inconsistent with CLST's best interests and their pledge to carry out the 2007 Dissolution Plan.  Nevertheless, defendants Kaiser, Durham, and Tornek caused CLST to approve the Purchase Agreements despite the fact that the Purchase Agreements did not provide the highest possible value for CLST and its shareholders.  Nor were the Purchase Agreements in CLST's best interests.  Moreover, defendants Kaiser, Durham, and Tornek caused CLST to adopt Purchase Agreement III, a self-interested transaction which caused the Company to purchase assets at an unfair price from defendant Durham and a company owned and operated, in part, by defendant Durham.  These actions could not have been a good faith exercise of prudent business judgment to protect and promote the Company's best interests.

16   Defendants Kaiser and Durham caused CLST to approve Purchase Agreement I and Purchase Agreement II.  Defendants Kaiser, Durham, and Tornek caused CLST to approve Purchase Agreement III.

89. Defendants Kaiser and Durham face a substantial likelihood of liability arising from their breaches of fiduciary duty for putting their personal interests ahead of the interests of CLST and its shareholders by causing CLST to approve the 2008 Director Incentive Plan, which provided for the award of up to 20 million shares of CLST securities without any shareholder approval. The 2008 Director Incentive Plan was inconsistent with spirit of the 2007 Dissolution Plan and CLST's best interests. Indeed, on the same day Kaiser and Durham approved the 2008 Director Incentive Plan, they also approved the grant of 300,000 shares of restricted stock to each of Kaiser, Durham, and Rajegowda. Accordingly, defendants Kaiser and Durham are also liable to CLST for the undeserved compensation that they received pursuant to the 2008 Director Incentive Plan.

90.      Defendants Kaiser, Durham, and Tornek face a substantial likelihood of liability arising from their breaches of fiduciary duty for failing to adequately investigate whether Red Oak's Proposed Tender Offer was in the best interests of CLST and its shareholders, and, instead, adopting a poison pill Rights Plan, which ultimately caused Red Oak to terminate its Proposed Tender Offer.  By causing CLST to adopt the Rights Plan, defendants Kaiser, Durham, and Tornek put their personal interest in maintaining their seats on the Board and the ill-gotten proceeds they were receiving therefrom ahead of the interests of CLST and its shareholders.

91.      Accordingly, defendants Kaiser, Durham, and Tornek each face a substantial likelihood of liability, and, therefore, any demand upon them would have been futile.

A Majority of the Board Is Entrenched

92.      A primary purpose for Individual Defendants wrongdoing was to perpetuate themselves in office or otherwise in control of CLST.

93.      Prior to Durham's ascension to the Board, Durham exercised control over a group of CLST shareholders.  Around early March of 2006, Durham expanded this group to include additional CLST shareholders.  As part of the expansion, Tornek became of member of Durham's group.

94.      On May 25, 2007, Durham sought a court order compelling the Company to hold an annual shareholders' meeting.  In his complaint, Durham said it was "particularly important that a stockholder's meeting to elect directors promptly be held to assure the Board of Directors that oversees the liquidation process is representative of the majority of the Company's stockholders."

95.      In June 2007, CLST's Nominating Committee contacted Durham to see if he was interested in being nominated to the Board's slate of directors.  Durham, however, would only accept the nomination if he was allowed to designate a majority of the persons to be nominated.  Durham's condition was rejected by the Board, and he did not run on the Company's slate.  Instead, Durham sent CLST notice that he was nominating himself, Kaiser, and Rajegowda, to serve as directors of the Company.

96.      On July 10, 2007, the SEC sent a letter to Annie LeBlanc at Jackson Walker LLP regarding a proxy to be filed by the Durham Nominees.  In the letter, the SEC asked LeBlanc to explain why certain individuals, including Tornek, were not included in the proposed proxy statement.

97.      The Durham Nominees filed a proxy statement, dated July 12, 2007, asking CLST shareholders to elect them because CLST's Board "should consist entirely of persons … having a significant investment in the Company," as opposed to the Company's current management whose ownership of CLST stock is less significant.  In addition, the Individual Defendants claimed that "[i]f elected, [they] intend to follow the plan of liquidation approved by the stockholders but expect to review both the manner in which the current Board of Directors has conducted the business of the company and also the implementation of the plan, to determine the most effective way to maximize stockholder value."

98.      At the annual shareholders' meeting on August 7, 2007, the stockholders elected Durham as a Class III director for a term of three years and Rajegowda as a Class II director for two years.  Kaiser, who was a current member of the Board, was re-elected as a Class I director for a term of one year.

99.      The Durham Nominees constituted all three of CLST's three directors between August 7, 2007, and January 16, 2009.  On January 16, 2009, the Durham Nominees voted to increase the size of the Board from three members to four members, and appointed Tornek to fill the vacant fourth director seat.  In addition to being the Durham Nominees' choice of director, as opposed to being elected by the Company's shareholders, Tornek is a friend and business partner of Durham.  Therefore, the Durham Nominees continue to be in control of CLST to this day.

100.    Since the Durham Nominees were elected on August 7, 2007, CLST has not had a shareholder meeting.  None of the Durham Nominees have been put to re-election since taking office in August 2007, including Kaiser who had only been elected for a one-year term.

101.    The Durham Nominees, along with Tornek, have seized every opportunity to cement their control over CLST.  CLST reportedly has only two employees, and due to the sale of substantial all of its operations, has very little need for consultants or advisors as the Company is supposedly winding up pursuant to the 2007 Dissolution Plan.  Nonetheless, on December 1, 2008, the Durham Nominees approved the 2008 Director Incentive Plan, pursuant to which up to 20 million shares of stock, stock options and other such awards could be granted to CLST's employees, officers, directors, consultants, and advisors. The 20 million shares was almost double the number of CLST's outstanding common shares at the time.  Moreover, demonstrating that their pledge to carry out the 2007 Dissolution Plan was just a ruse, the Durham Nominees approved stock grants to themselves vesting over a period of two years.  Although the stock was "restricted," there is no indication that the stock is not voting stock.  Thus, this stock grant and the potential for the Durham Nominees to dilute the ownership of the other shareholders pursuant to 2008 Director Incentive Plan, further demonstrate the Durham Nominees' intent to maintain their domination over CLST.

102.    When the Durham Nominees' and Tornek's control over CLST was threatened by the Proposed Tender Offer on February 3, 2009, they quickly responded two days later by approving and initiating the Rights Plan.  The Proposed Tender Offer represented more than 70% premium and reflected shareholder discontentment with the Durham Nominee's and Tornek's management of CLST.  However, the poison pill successfully thwarted the tender offer, and the Durham Nominees and Tornek kept their control of CLST for the time being.

103.    On February 13, 2009, CLST registered with the SEC new stock issued pursuant to the Rights Plan.  That same day, the Company, through its newly formed subsidiary CLST Asset III, LLC, entered into Purchase Agreement III with Cochran, Chairman and member of the Board of FFC, and Durham.  Durham is the CEO of FFC, a wholly-owned subsidiary of Fair, and the Chairman of Fair.  As a result of the transaction, CLST issued to Fair 1,959,077 shares of common stock, and 452,000 shares to Durhan.  As a result of the stock issuance pursuant to Purchase Agreement III, Durham illegally increased his stock ownership to 14.7% of CLST common stock.  Thus, through Purchase Agreement III, Durham not only managed to unload unwanted assets onto CLST, but he also increased his ownership interest in CLST at a time when another shareholder was making a tender offer for Company Stock.  This is not just blatant self-dealing.  The timing leaves no reasonable doubt that he was trying to maintain his control over CLST as well.

104.    Also on February 13, 2009, the Durham Nominees and Tornek caused CLST to pursue injunctive relief in federal court in an effort to maintain their control.17  In the complaint, CLST primarily sought injunctive relief to prohibiting the purchase CLST stock by the defendants named in the action.  That day, CLST also filed an application with the district court for a temporary restraining order ("TRO"), which would also primarily prohibit the named defendants in the action from purchasing CLST stock.  Rather than being based on concerns for CLST and its shareholders, the lawsuit and TRO application were merely litigation tactics to prevent and discourage the Company's shareholders from unseating the currently entrenched Board.  The Individual Defendants' lawsuit in reaction to CLST shareholders' activism further exemplifies how any demand upon them would have been futile.

105.    For the foregoing reasons, it is clear that the Durham Nominees and Tornek manipulated the internal corporate machinery of CLST for the primary purpose of entrenching themselves in office and therefore any demand on them to rectify this very behavior would be a futile and useless act.

17   The action was filed in the U.S. District Court for the Northern District of Texas against Red Oak, Red Oak Partners, and David Sandberg alleging violations of federal securities laws stemming from the Proposed Tender Offer.

A Majority of the Board Lacks Independence

106.    Defendants Durham and Tornek have long-standing business and personal relationships.  Defendants Durham and Tornek are business partners and co-proprietors of Touch Restaurant, located in South Beach, Florida.  Likewise, both Durham and Tornek have served together since December of 2008 as members of the Board of National Lampoon, of which Durham is also acting as interim president and CEO while the SEC investigates certain matters related to National Lampoon.  Moreover, Tornek did not become a director of CLST by election of the Company's shareholders.  Rather, he was appointed by the Durham Nominees to fill the vacancy created when they increased the number of CLST directors from three to four (without holding a timely shareholder meeting).  As a result, Durham and Tornek are incapable of independently considering a demand to commence and vigorously prosecute this action against each other.

107.    The principal professional occupation of defendant Kaiser was his employment with CLST, pursuant to which he received substantial monetary compensation and other benefits.  Specifically, CLST paid Kaiser the following compensation:

Defendant	Fiscal Year	Salary	Bonus	Restricted Stock Awards	Stock Awards	Option Awards	Securities Underlying Options	All Other Compensation
Kaiser	2007	$295,250	-	-	$627,500	$5,300	-	$3,823,500
	2006	$650,000	$390,000	$657,000	$149,100	$29,590	-	$22,660
	2005	$591,987	$262,500	$328,078	-	-	142,025	$24,632
	2004	$450,000	$180,000	-	-	-	5,000	$15,953

Accordingly, Kaiser lacked independence from Durham, Tornek, and Rajegowda, who are not disinterested and/or independent and who exert influence over Kaiser's compensation by virtue of their positions as members of CLST's Board.  This lack of independence rendered defendant Kaiser incapable of impartially considering a demand to commence and vigorously prosecute this action.

108.    Rajegowda and defendant Kaiser were both elected directors of CLST as part of Durham's slate of directors on July 31, 2007.  Tornek, a business associate of Durham, was appointed by Durham, Kaiser, and Rajegowda after they expanded CLST's Board to four members.  Durham was responsible for Rajegowda, Kaiser, and Tornek's ascension to CLST's Board.  As a result of being Durham's hand-picked directors, Rajegowda, Kaiser, and Tornek, are beholden to him as they try to maintain their positions or return favors.  This is evidenced by the approval of asset purchases involving Durham and companies he holds interests in.  Thus, Rajegowda, Kaiser, and Tornek are not independent of Durham.

109.    Durham, Kaiser, Tornek, and Rajegowda knew of and/or directly benefited from the wrongdoing complained of herein.

110.    Durham, Kaiser, Tornek, and Rajegowda, as more fully detailed herein, participated in, approved and/or permitted the wrongs alleged herein to have occurred and participated in efforts to conceal or disguise those wrongs from CLST's stockholders or recklessly and/or negligently disregarded the wrongs complained of herein and are therefore not disinterested parties.

111.    The acts complained of constitute violations of the fiduciary duties owed by CLST's officers and directors and these acts are incapable of ratification.

112.    CLST has been and will continue to be exposed to significant losses due to the wrongdoing complained of herein, yet the Individual Defendants have not filed any lawsuits against themselves or others who were responsible for that wrongful conduct to attempt to recover for CLST any part of the damages CLST suffered and will suffer thereby.  Instead, they have resisted attempts by shareholders to regain a voice in the Company and, in fact, have sued shareholders who speak up.  The Durham Nominees approved questionable asset purchases and withheld important information from shareholders regarding these purchases, including, but not limited to, the identity of the seller in Purchase Agreements I and II.

113.    Moreover, despite the Individual Defendants having knowledge of the claims and causes of action raised by plaintiffs, the current Board has failed to seek recovery for CLST for any of the wrongdoing alleged by plaintiffs herein.

114.    For the forgoing reasons, whether considered independently or in totality, making a demand to CLST's Board to institute this action would be a futile and useless act.

FIRST CAUSE OF ACTION

Against the Individual Defendants for Breaching Their Fiduciary Duties for Causing CLST to Enter Into the Purchase Agreements

115.    Plaintiffs incorporate by reference and reallege each and every allegation contained above, as though fully set forth herein.

116.    Defendants Kaiser, Durham, and Tornek owed and owe CLST fiduciary obligations.  By reason of their fiduciary relationships, defendants Kaiser, Durham, and Tornek owed and owe CLST the highest obligation of good faith, fair dealing, and loyalty.

117.    Defendants Kaiser, Durham, and Tornek, and each of them, violated and breached their fiduciary duties of loyalty, good faith, and independence owed to the CLST and have acted to put their personal interests ahead of the interests of CLST and its shareholders by the acts, transactions and courses of conduct in connection with the approval and execution of the Purchase Agreements.

118.    Defendants Kaiser, Durham, and Tornek have violated their fiduciary duties by entering CLST into the Purchase Agreements without regard to the transactions' effect on CLST.

119.    As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor, and independence owed to CLST and its shareholders because, among other reasons:

(a)      they failed to take steps to engage in fair dealings and obtain a fair price with regard to the transactions; and

(b)      they ignored or did not protect against the numerous conflicts of interest resulting from the directors' own interrelationships or connection with the Purchase Agreements.

120.     Defendants Kaiser, Durham, and Tornek had actual or constructive knowledge that the Purchase Agreements were inconsistent with the 2007 Dissolution Plan and CLST's best interests.  These actions could not have been a good faith exercise of prudent business judgment to protect and promote the Company's best interests.

121.     Because the Individual Defendants dominate and control the business and corporate affairs of CLST, and are in possession of private corporate information concerning the purchased assets, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of CLST which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of CLST.

122.     As a direct and proximate result of the Individual Defendants' breaches of fiduciary duty, CLST has sustained significant damage.  In particular, CLST bought assets at top dollar in an economic climate that does not support such a transaction that are or likely to become worthless.  At the same time, the Individual Defendants are using their positions of power to maintain control, and funnel CLST funds to themselves at the Company's expense.  As a result of the misconduct alleged herein, the Individual Defendants are liable to the Company.

123.     Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed CLST, and may consummate additional asset purchases which will exclude the Company from its fair share of CLST's valuable assets and operations, and/or benefit the Individual Defendants in the unfair manner complained of herein, all to the irreparable harm of CLST.

124.    As a result of the Individual Defendants' unlawful actions, CLST was harmed in that it did not receive its fair portion of the value in acquiring assets and operations pursuant to the Purchase Agreements.  Unless the Purchase Agreements are rescinded by the Court and the Individual Defendants enjoined from consummating additional such agreements and removed from the Board, Kaiser, Durham, and Tornek will continue to breach their fiduciary duties owed to CLST and will engage future purchase agreements that are not in the Company's best interests or at arm's-length.  Thus, CLST has experienced and continues to face irreparable harm from the Individual Defendants' ongoing wrongdoing.

125.    CLST has no adequate remedy at law.  Only through the exercise of this Court's equitable powers can CLST be fully protected from the immediate and irreparable injury which the Individual Defendants' actions have inflicted and threaten to inflict.

SECOND CAUSE OF ACTION

Against Defendants Durham and Kaiser for Breaching Their Fiduciary Duties for Causing CLST to Approve the 2008 Director Incentive Plan

126.    Plaintiffs incorporate by reference and reallege each and every allegation contained above, as though fully set forth herein.

127.    Defendants Kaiser and Durham owed and owe CLST fiduciary obligations.  By reason of their fiduciary relationships, defendants Kaiser and Durham owed and owe CLST the highest obligation of good faith, fair dealing, and loyalty.

128.    Defendants Kaiser and Durham violated and breached their fiduciary duties of loyalty, good faith, and independence owed to the CLST and have acted to put their personal interests ahead of the interests of CLST and its shareholders by the acts, transactions, and courses of conduct in furtherance of the 2008 Director Incentive Plan.  The acts, transactions, and courses of conduct include Kaiser and Durham's approval of the 2008 Director Incentive Plan and the implementation and execution of the plan.

129.    Defendants Kaiser and Durham have violated their fiduciary duties by entering into these acts, transactions and courses of conduct without regard to how the 2008 Director Incentive Plan would effect CLST.

130.    Defendants Kaiser and Durham had actual or constructive knowledge that the 2008 Director Incentive Plan was inconsistent with the spirit of the 2007 Dissolution Plan and CLST's best interests.  These actions could not have been a good faith exercise of prudent business judgment to protect and promote the Company's corporate interests.

131.    As a direct and proximate result of Kaiser and Durham's breaches of fiduciary duty, CLST has sustained significant damage.  In particular, CLST is paying out excessive executive and director compensation notwithstanding their pledge and the shareholder mandate to execute the 2007 Dissolution Plan.  At the same time, Kaiser and Durham are using their positions of power to maintain control and funnel CLST funds to themselves at the Company's expense.  As a result of the misconduct alleged herein, Kaiser and Durham are liable to the Company.

132.    Unless enjoined by this Court, Kaiser and Durham will continue to breach their fiduciary duties owed CLST.  CLST's officers and directors, among others, will continue to receive CLST stock pursuant to the 2008 Director Incentive Plan, and may continue to approve additional such plans.  And with the additional voting power they will obtain from the grants, they continue to cement their control over the Company, and thereby subject it to their will.  With this unfettered control, Kaiser and Durham, with the help of Tornek, would be able to continue depleting CLST's resources for their benefit in the unfair manner complained of herein, all to the irreparable harm of the CLST.

133.    CLST has no adequate remedy at law.  Only through the exercise of this Court's equitable powers can CLST be fully protected from the immediate and irreparable injury which the Individual Defendants' actions have inflicted and threaten to inflict.

THIRD CAUSE OF ACTION

Against the Individual Defendants for Aiding and Abetting

134.    Plaintiffs incorporate by reference and reallege each and every allegation contained above, as though fully set forth herein.

135.    Each Individual Defendant aided and abetted the other the Individual Defendants' breaches of fiduciary duties owed to CLST.

136.    The Individual Defendants owed to CLST certain fiduciary duties as fully set out herein.

137.    By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to CLST.

138.    The Individual Defendants colluded in or aided and abetted each others' breaches of fiduciary duties, and were an active and knowing participant in each others' breaches of fiduciary duties owed to CLST and its shareholders.

139.    CLST was irreparably injured as a direct and proximate result of the aforementioned acts and will continue to be.

FOURTH CAUSE OF ACTION

Against the Individual Defendants for Waste of Corporate Asset

140.    Plaintiffs incorporate by reference and reallege each and every allegation set forth above, as though fully set forth herein.

141.    By their wrongful acts and omissions, the Individual Defendants were unjustly enriched at the expense of and to the detriment of CLST by, among other things, approving and implementing the 2008 Director Incentive Plan, causing CLST to expend resources issuing new stock pursuant to the Rights Plan, and causing CLST to bring legal action merely to preserve their control over the Company.

142.    Likewise, by their wrongful acts and omissions, Individual Defendants allowed Kaiser to receive and keep a multi-million dollar change in control payment arising from his resignation as CLST's President and CEO, notwithstanding his re-election as President, CFO, Treasurer, and Assistant Secretary six months.  These and other circumstances set forth above suggest Kaiser, Durham, and other Individual Defendants caused the Company to its sell vital assets at an unfair price for their personal gain.

143.    Plaintiffs, as shareholders and representatives of CLST, seek restitution from these the Individual Defendants, and each of them, and seek an order of this Court requiring the Individual Defendants to disgorge all profits, benefits, and other compensation obtained as a result of their wrongful conduct and fiduciary breaches.

FIFTH CAUSE OF ACTION

Against the Individual Defendants for Unjust Enrichment

144.    Plaintiffs incorporate by reference and reallege each and every allegation set forth above, as though fully set forth herein.

145.    By their wrongful acts and omissions, the Individual Defendants were unjustly enriched at the expense of and to the detriment of CLST.

146.    Plaintiffs, as shareholders and representatives of CLST, seek restitution from these the Individual Defendants, and each of them, and seek an order of this Court requiring the Individual Defendants to disgorge all profits, benefits, and other compensation obtained as a result of their wrongful conduct and fiduciary breaches described herein.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand monetary, injunctive, and declaratory relief, in favor of the Company and against the Individual Defendants, as follows:

A.       Declaring and decreeing that the Purchase Agreements were entered into in breach of the Individual Defendants' fiduciary duties and that the Purchase Agreements are therefore unlawful, unenforceable, and rescinded;

B.       Declaring and decreeing that the 2008 Director Incentive Plan was approved by Individual Defendants in breach of their fiduciary duties and that the 2008 Director Incentive Plan is therefore unlawful, unenforceable, and rescinded;

C.       Declaring and decreeing that the Rights Plan was approved by Individual Defendants in breach of their fiduciary duties and that the Rights Plan is therefore unlawful, unenforceable, and rescinded;

D.       Enjoining the Individual Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Purchase Agreements or taking any actions contrary to the rescission of the Purchase Agreements;

E.       Enjoining the Individual Defendants, their agents, counsel, employees and all persons acting in concert with them from entering into additional asset purchase agreements;

F.       Rescinding, to the extent already implemented, the Purchase Agreements, the 2008 Director Incentive Plan and the Rights Plan, including, but not limited to, the issuance of any stock related thereto;

G.       Removing the Individual Defendants from the  Board, or alternatively, ordering the setting of an annual meeting of shareholders or a special meeting of shareholders, including specifically to hold a election for the Board and enjoining the Individual Defendants from any interference or hindrance of such meeting and election;

H.       Appointing an independent special master or conservator to oversee the implementation of the 2008 Dissolution Plan;

I.         Ordering an accounting of any benefits improperly received by the Individual Defendants and any damages sustained by the Company as a result of the Individual Defendants' breaches of fiduciary duties and self-dealing;

J.         Imposing a constructive trust, in favor CLST, upon any benefits, improperly received by the Individual Defendants as a result of their wrongful conduct;

K.       Awarding to CLST restitution from the Individual Defendants, and each of them jointly and severally, and ordering disgorgement of all profits, benefits and other compensation obtained by the Individual Defendants;

L.        Awarding to CLST the amount of damages sustained by the Company as a result of the Individual Defendants' breaches of fiduciary duties and self-dealing;

M.      Awarding to CLST punitive damages from the Individual Defendants, and each of them jointly and severally, for their willful and malicious breaches of fiduciary duty;

N.       Awarding plaintiffs the costs and disbursements of this action, including reasonable attorneys and experts' fees, costs, and expenses; and

O.       Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiffs demand a trial by jury.

DATED: March 2, 2009	KENDALL LAW GROUP, LLP JOE KENDALL HAMILTON P. LINDLEY

JOE KENDALL
KENDALL LAW GROUP, LLP JOE KENDALL State Bar No. 11260700 HAMILTON P. LINDLEY 3232 McKinney Avenue, Suite 700 Dallas, TX 75204 Telephone: 214/744-3000 214/744-3015 (fax)

ROBBINS UMEDA LLP
BRIAN J. ROBBINS
GEORGE C. AGUILAR
ASHLEY R. PALMER
JAY N. RAZZOUK
610 West Ash Street, Suite 1800
San Diego, CA  92101
Telephone:  619/525-3990
619/525-3991 (fax)

Attorneys for Plaintiffs